# GK Pastry

**Annual Income Statement**

For the period 2025

**August 31, 2025**

| Revenues | |
|---|---:|
| Sales Revenue | 712,142.18 |
| Sales Tax Remitted | -2,255.55 |
| Returns & Allowances | -353.31 |
| Other Income | 1,240.09 |
| Tenant Improvement Allowance | 85,000.00 |
| Awaiting Category - Revenue | 20,040.81 |
| **Total Revenues** | **815,814.22** |

| Cost of Sales | |
|---|---:|
| Cost of Goods Sold | 287,664.39 |
| **Total Cost of Sales** | **287,664.39** |

| | |
|---|---:|
| **Gross Profit** | **528,149.83** |

| Operating Expenses | |
|---|---:|
| Awaiting Category - Expense | 1,590.00 |
| Bank & ATM Fee Expense | 17,782.49 |
| Business Meals Expense | 1,872.70 |
| Computer Equipment Expense | 838.03 |
| Equipment Expense | 30,408.10 |
| Equipment Protection Fee | 389.83 |
| Facility & Utilities Expense | 49,470.38 |
| Furniture & Fixtures Expense | 3,860.91 |
| Gas & Auto Expense | 4,557.88 |
| Independent Contractor Expense | 10,998.28 |
| Insurance Expense - Business | 12,658.82 |
| Interest Expense | 82,861.71 |
| Kitchen Supplies Expense | 4,123.95 |
| License & Fee Expense | 7,662.58 |
| Marketing & Advertising Expense | 1,571.06 |
| Merchant Fees Expense | 35,743.52 |
| Office Supply Expense | 10,820.04 |

| | |
|---|---:|
| Parking & Tolls Expense | 25.63 |
| Payroll Expense - Administration | 2,113.00 |
| Payroll Expense - Payroll Tax | 21,854.24 |
| Payroll Expense - Pension | 5,557.73 |
| Payroll Expense - Salary & Wage - Gusto | 223,210.75 |
| Phone & Internet Expense | 6,795.51 |
| Postage & Shipping Expense | 1,375.88 |
| Professional Service Expense | 4,591.00 |
| Publication/Subscription Expense | 179.98 |
| Rent or Lease Expense | 79,506.44 |
| Software & Web Hosting Expense | 2,370.27 |
| Training & Education Expense | 34.75 |
| Travel & Transportation Expense | 3,335.06 |
| Uniforms Expense | 1,171.13 |
| **Total Operating Expenses** | **629,331.65** |
| | |
| **Total Expenses** | **916,996.04** |
| | |
| **Net Profit** | **-101,181.82** |

# GK Pastry

**Annual Balance Sheet**

For the period ending August 31, 2025

|  | As Of: | 31-Aug-25 |
|---|---|---|

| Assets | |
|---|---:|
| Cash On Hand | 1,748.50 |
| Chase - Checking - 8259 | 4,108.52 |
| Chase - Savings - 1009 | 46.96 |
| PayPal | 0.00 |
| Square - Merchant Processor - GK Pastry Inc | 590.07 |
| Square - Merchant Processor - Mountain View | 20.75 |
| Square - Merchant Processor - Shokh | 0.00 |
| Stripe - Merchant Processor - GK Pastry | 0.00 |
| Security Deposit Receivable | 26,926.00 |
| Leasehold Improvements | 185,473.34 |
| Property Plant & Equipment | 196,240.25 |
| Accumulated Depreciation, PP&E | -112,820.00 |
| Temporary Holds | 0.00 |
| Money in transit | 5,862.64 |
| Money in transit (outstanding) | -2,497.35 |
| **Total Assets** | **305,699.68** |

| Liabilities | |
|---|---:|
| American Express - Credit Card - 51001 | 2,688.36 |
| American Express - Credit Card - 51008 | 23,176.48 |
| Chase - Credit Card - 0203 | 10,451.62 |
| Chase - Credit Card - 2505 | 924.29 |
| Chase - Credit Card - 2549 | 3,721.37 |
| Chase - Credit Card - 9981 | 11,985.26 |
| Square - Credit Card - 8363 | 10,192.61 |
| Citizens Pay - Line of Credit | 0.00 |
| Headway Capital - Line of Credit | 34,721.57 |
| Payroll Payable - Payroll Tax | 0.00 |
| Loan (to)/from Shareholder - Gulnoza Khaytenova | 18,052.05 |
| Loan (to)/from Shareholder - Khasan Musabaev | 6,213.00 |
| Loan (to)/from Shareholder - Khayrulla Musabaev | 53,969.96 |
| Loan (to)/from Shareholder - Osman Musabaev | 11,248.21 |
| Centra Funding - Loan Payable | 48,643.72 |
| CFG - Loan Payable | 50,550.70 |

| | |
|---|---|
| Forward Financing - Loan Payable | 39,997.72 |
| Fundfi - Loan Payable | 66,930.93 |
| QuickBooks - Loan Payable | 5,471.53 |
| QuickBooks 2 - Loan Payable | 1,813.20 |
| SMBX - Loan Payable | 32,548.71 |
| Square Capital - Loan Payable | 104,361.19 |
| Stripe Advance - Loan Payable | 0.00 |
| Credit Key - Loan Payable - 967657 - Maturity: August 2025 | 10,897.03 |
| Credit Key - Loan Payable - 987127 - Maturity: August 2025 | 4,022.42 |
| Centra Funding - Loan Payable 1 - Maturity: July 2025 | 0.00 |
| Centra Funding - Loan Payable 2 - Maturity: July 2025 | 0.00 |
| Credit Key - Loan Payable - 697947 - Maturity: March 2025 | 0.00 |
| Credit Key - Loan Payable - 808920 - Maturity: March 2025 | 0.00 |
| Credit Key - Loan Payable - 651416 - Maturity: January 2025 | 0.00 |
| Credit Key - Loan Payable - 623046 - Maturity: December 2024 | 0.00 |
| Credit Key - Loan Payable - 624962 - Maturity: December 2024 | 0.00 |
| Credit Key - Loan Payable - 629001 - Maturity: December 2024 | 0.00 |
| Credit Key - Loan Payable - 444902 - Maturity: July 204 | 0.00 |
| Credit Key - Loan Payable - 463929 - Maturity: July 2024 | 0.00 |
| Credit Key - Loan Payable - 403171 - Maturity: May 2024 | 0.00 |
| Credit Key - Loan Payable - 470605 - Maturity: May 2024 | 0.00 |
| **Total Liabilities** | **552,581.93** |

## Equity

| | |
|---|---|
| SAFE Note - Umarbek Tursunov | 30,000.00 |
| Common Stock - Gulnoza Khaytenova | 210.00 |
| Common Stock - Khasan Musabaev | 100.00 |
| Common Stock - Khayrulla Musabaev | 100.00 |
| Common Stock - Osman Musabaev | 100.00 |
| Retained Earnings | -277,392.25 |
| **Total Equity** | **-246,882.25** |

| | |
|---|---|
| **Total Liabilities and Equity** | **305,699.68** |



**GK Pastry**
**Annual Cash Flow Statement**
**S-Prop**

|  |  | 31-Aug-25 |
|---|---|---|
| **Cash from Operating Activity** | | |
| Net Profit from Operations | $ | (18,320.11) |
| Interest Paid | $ | (82,861.71) |
| Taxes Paid | $ | - |
| Net Profit | $ | (101,181.82) |
| | | |
| Accounts Payable | $ | - |
| Accounts Receivable | $ | - |
| Payroll Payables | $ | (117.81) |
| Payroll Receivables | $ | - |
| Amortization | $ | - |
| Depreciation | $ | - |
| Inventory | $ | - |
| **Total Cash from Operating Activitie** | **$** | **(101,299.63)** |
| | | |
| **Cash from Investing Activities** | | |
| Investments To | $ | - |
| Investments From | $ | - |
| Leasehold Improvements | $ | (166,652.45) |
| Intangible Assets | $ | - |
| Property Plant & Equipment | $ | (71,867.77) |
| **Total Cash from Investing Activities** | **$** | **(238,520.22)** |
| | | |
| **Cash from Financing Activities** | | |
| Due (to)/from *insert company* | $ | - |
| Due to/(from) *insert company* | $ | - |
| | | |
| Amazon Unavailable Balance | $ | - |
| Credit Cards | $ | 34,524.18 |
| Temporary Holds | $ | - |

| | | |
|---|---|---:|
| Issuing of Common Stock | $ | - |
| Loans Payable | $ | 287,959.86 |
| Loans Receivable | $ | - |
| Security Deposits Payable | $ | - |
| Security Deposits Receivable | $ | - |
| Working Capital | $ | - |
| Lines of Credit | $ | 19,606.61 |
| Promissory Notes | $ | - |
| Convertible Notes | $ | - |
| Taxes Payable | $ | - |
| Taxes Recoverable | $ | - |
| | | |
| Contribution/APIC | $ | - |
| Drawing/Distribution | $ | - |
| Year-End Adjustments | $ | - |
| **Total Cash from Financing Activities** | $ | **342,090.65** |
| | | |
| **Beginning Cash** | $ | **7,609.29** |
| Total Change in Cash | $ | 2,270.80 |
| **Ending Cash** | $ | **9,880.09** |
| | | |
| **Ending Cash in Banks Accounts** | $ | **9,880.09** |
| | | |
| **Verification** | $ | **0.00** |